NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 24, 2009

NYSE Amex LLC (the “Exchange” or “NYSE Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Immtech Pharmaceuticals, Inc.

Common Stock, $0.01 par value

Commission File Number – 001-14907

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with Section 1003(a)(ii) of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years; Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years; and Section 1003(a)(iv) of the Company Guide if a company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Immtech Pharmaceuticals, Inc. (the “Company” or “Immtech”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred losses from continued operations and net losses in its five most recent fiscal years:

Years Ended March 31,

Loss from Continued Operations

Net Loss

2008

($10,952,000)

($10,513,000)

2007

($11,662,000)

($11,133,000)

2006

($15,736,000)

($15,525,000)

2005

($13,569,000)

($13,433,000)

2004

($12,866,000)

($12,846,000)

(b)

At December 31, 2008, the Company reported stockholders’ equity of $2,219,664.

(c)

At September 30, 2008 the Company had a cash balance of approximately $2.1 million and a monthly cash burn rate of approximately $850,000. Based on the limited cash position versus the monthly cash burn rate Staff determined that the Company was financially impaired.

3.

In reviewing the eligibility of the Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On December 23, 2008 the Company was notified by the NYSE Amex that following a review of its Form 10-Q for the period ended September 30, 2008 was not in compliance with Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years; Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years; and Section 1003(a)(iv) of the Company Guide in that the Company was financially impaired. Immtech was given the opportunity to submit a business plan by January 23, 2009, outlining its plan to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide by June 23, 2010 and Section 1003(a)(iv) of the Company Guide by March 27, 2009.

(b)

On January 23, 2009, the Company submitted its plan to regain compliance to the Exchange (the “Plan”).

(c)

Staff determined that the Plan did not make a reasonable demonstration of the Company’s ability to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide by June 23, 2010 and Section 1003(a)(iv) of the Company Guide by March 27, 2009.

(d)

Through correspondence dated March 27, 2009 Staff notified the Company of its intention to initiate immediate delisting proceedings.  The Exchange’s letter dated March 27, 2009 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days or by April 3, 2009.

(e)

On April 2, 2009, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before the Panel was scheduled for May 13, 2009.

(f)

On May 13, 2009, the Panel met to consider the written and oral submissions submitted by the Company and the Staff. By letter dated May 15, 2009, the Exchange notified Immtech of the Panel’s decision to deny the Company’s appeal for continued listing of its Securities on the NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(g)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.NYSE.com/regulation.  Further, a copy of this application has been forwarded to Mr. Eric L. Sorkin, Chairman & Chief Executive Officer of Immtech Pharmaceuticals, Inc.

/s/

Janice O’Neill

Senior Vice President - Corporate Compliance

NYSE Regulation